FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2004

HOLMES FINANCING (No 3) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 3 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2004 to 08 November 2004

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period

	Number	£000's

Brought Forward	407,722	29,928,569
Replenishment	15,310	1,357,176
Repurchased	(6,386)	(507,025)
Redemptions	(11,971)	(1,077,527)
Losses	(2)	24
Capitalised Interest	0	8,074	( * see below )
Other Movements	0	0

Carried Forward	404,673	29,709,291

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative

	Number	£000's

Brought Forward	115,191	6,399,214
Replenishment	896,285	67,577,174
Repurchased	(266,250)	(18,924,865)
Redemptions	(340,015)	(25,411,213)
Losses	(538)	(802)
Capitalised Interest	0	69,783	( * see above )
Other Movements	0	0

Carried Forward	404,673	29,709,291

	Period CPR	Annualised CPR

1 Month	5.33%	84.38%	**( including

3 Month	15.39%	78.68%	redemptions and

12 Month	58.65%	58.65%	repurchases )

**	The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Holmes Financing No 3 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2004 to 08 November 2004

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles

Weighted Average Seasoning	32.19	months
Weighted Average Loan size	£73,415.55
Weighted Average LTV	69.97%	*** (see below)
Weighted Average Indexed LTV	56.51%	using Halifax House Price Index
Weighted Average Indexed LTV	56.00%	using Nationwide House Price Index
Weighted Average Remaining Term	18.42	Years

Product Type Analysis	£000's	%

Variable Rate	8,187,881	27.56%
Fixed Rate	5,912,149	19.90%
Tracker Rate	15,609,261	52.54%

	29,709,291	100.00%

As at 08 November
approximately 8.36% of the loans were flexible loans

Repayment Method Analysis	£000's	%

Endowment	6,084,463	20.48%
Interest Only	4,628,708	15.58%
Repayment	18,999,092	63.95%

	29,709,291	100.01%

As at 08 November 2004 approximately 16.7% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%

Purchase	21,791,765	73.35%
Remortgage	7,917,526	26.65%

	29,709,291	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%
01 March 2004	6.00%

Holmes Financing No 3 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2004 to 08 November 2004

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%

East Anglia	16,702	1,146,364	3.86%
East Midlands	22,265	1,424,016	4.79%
Greater London	66,465	6,265,978	21.09%
North	17,585	951,610	3.20%
North West	45,495	2,675,540	9.01%
Scotland	26,881	1,502,850	5.06%
South East	104,094	9,114,514	30.68%
South West	32,393	2,364,745	7.96%
Wales	19,392	1,078,058	3.63%
West Midlands	27,445	1,731,703	5.83%
Yorkshire and Humberside	25,420	1,423,899	4.79%
Unknown	536	30,014	0.10%

Total	404,673	29,709,291	100.00%

Original LTV Bands

Range	Number	£000's	%

0.00 - 25.00	15,653	666,397	2.24%
25.01 - 50.00	75,420	4,612,473	15.53%
50.01 - 75.00	149,132	12,003,541	40.40%
75.01 - 80.00	21,378	1,765,941	5.94%
80.01 - 85.00	26,073	2,239,947	7.54%
85.01 - 90.00	47,024	4,023,158	13.54%
90.01 - 95.00	69,993	4,397,834	14.80%

Total	404,673	29,709,291	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 3 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2004 to 08 November 2004

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%

Current	393,029	28,897,083	(3,096)	97.29%
1.00 - 1.99 months	7,326	513,330	4,233	1.73%
2.00 - 2.99 months	2,112	147,220	2,319	0.50%
3.00 - 3.99 months	932	61,691	1,427	0.21%
4.00 - 4.99 months	466	30,630	892	0.10%
5.00 - 5.99 months	294	20,002	708	0.07%
6.00 -11.99 months	379	23,657	1,237	0.08%
12 months and over	30	1,526	184	0.01%
Properties in Possession	105	5,876	372	0.02%

Total	404,673	29,701,015	8,276	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust

	Funding	Seller

	£000's	£000's

Balance Brought Forward	14,009,197	15,919,372	***
Replenishment of Assets	0	1,357,176
Acquisition by Funding	0	0
Distribution of Principal Receipts	(60,978)	(1,523,574)
Allocation of Losses	0	24
Share of Capitalised Interest	3,780	4,294
Payment Re Capitalised Interest	(3,780)	3,780

Balance Carried Forward	13,948,219	15,761,072

Carried Forward Percentage	46.94902%	53.05098%

Minimum Seller Share	1,299,912	4.38%

*** Restated due to allocation error in distributed principal receipts in period to 9th August 2004

Holmes Financing No 3 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2004 to 08 November 2004

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger

	£000's

Brought Forward	2,325,053

Additional Amounts Accumulated	60,978
Payment of Notes	(823,958)

Carried Forward	1,562,073

Target Balance	811,000	payable on 18th January 2005
	751,073	payable on 15th April 2005

	1,562,073

Liquidity Facilities	Drawn £000's	Undrawn £000's

Holmes Funding	£0	£25,000

Holmes Financing 1	£0	£25,000

Holmes Financing 2	£0	£25,000

Holmes Financing 3	£0	£25,000

Holmes Financing 4	£0	£25,000

Holmes Financing 5	£0	£25,000

Holmes Financing 6	£0	£25,000

Excess Spread *

Quarter to 15/10/04	0.5449%

Quarter to 15/07/04	0.3214%

Quarter to 15/04/04	0.3687%

Quarter to 15/01/04	0.4098%

*Excess spread is calculated by reference to deferred consideration (determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve

Balance as at 15/10/2004	£338,000,000.00	£0.00	£70,000,000.00

Required Amount as at 15/10/2004	£338,000,000.00	£0.00	£70,000,000.00

Percentage of Notes	2.18%	0.00%	0.45%

Properties in Possession

Holmes Financing No 3 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2004 to 08 November 2004

All values are in thousands of pounds sterling unless otherwise stated

Stock

		Current Period

	Number		£000's

Brought Forward	94		5,386

Repossessed in Period	18		1,729

Sold in Period	(7)		(867)

Carried Forward	105		6,248

		Cumulative

	Number		£000's

Repossessed to date	651		47,048
Sold to date	(546)		(40,800)

Carried Forward	105		6,248

Repossession Sales Information

Average time Possession to Sale	83	Days

Average arrears at time of Sale	£3,560

MIG Claim Status

	Number	£000's

MIG Claims made	195	1,382

MIG Claims outstanding	0	0

Average time claim to payment	36

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Proposed Changes

Abbey has requested Fitch Ratings to confirm the impact on the rating of the issued securities if the minimum required short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+. Once Fitch has completed its review of the appropriate documentation amendments, it expects to confirm that this change will have no effect on the rating of any of the securities issued by any of the Issuers. In addition, it has indicated that in the event that Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade, to prevent a downgrade by Fitch of any of the issued securities

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2004 to 08 November 2004

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes 4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-
04Q2	-	176	-	191	-	-	241	-
04Q3	-	176	-	191	-	-	-	-
04Q4	-	-	-	-	698	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes 4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

04Q4	-	-	-	-	-	-	-	-
05Q1	-	-	750	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001
05Q3	650	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

Holmes Financing No 3 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2004 to 08 November 2004

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC

Dated: 1 st December 2004	By / s / Karen Carson
(Authorised Signatory)